UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1 (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into Sales Agreement for At-the-Market Offering

On October 3, 2022, Evaxion Biotech A/S (the “Company”) entered into a Capital on DemandTM Sales Agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC (“JonesTrading”), pursuant to which the Company may sell from time to time, at its option, American Depositary Shares (“ADSs”), each representing one ordinary share, DKK 1 nominal value per share, of the Company (the “Ordinary Shares”), through or to JonesTrading, as sales agent or principal. The ADSs will be offered pursuant to the Company’s prospectus supplement, dated October 3, 2022 (the “Prospectus Supplement”), which was filed with the Securities and Exchange Commission (the “SEC”) on such date and the Company’s shelf registration statement on Form F-3 (Registration No. 333-265132). Pursuant to the Prospectus Supplement, the Company may offer and sell up to an aggregate of $14,439,000 of ADSs. Sales of the Company’s ADSs made pursuant to the Sales Agreement, if any, will be made by any method deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. JonesTrading is not required to sell any specific number or dollar amount of ADSs, but will use its commercially reasonable efforts to sell the ADSs from time to time, based upon the Company’s instructions, including any price, time or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to make any sales of ADSs under the Sales Agreement, and the Company cannot provide any assurances that it will issue any ADSs pursuant to the Sales Agreement. The offering of ADSs pursuant to the Sales Agreement will terminate as permitted therein. The Company is obligated to pay JonesTrading an aggregate sales agent commission equal to 3.0% of the gross sales price for ADSs sold under the Sales Agreement. The Company has also provided JonesTrading with customary indemnification rights and expense reimbursements.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 1.1 to this Report on Form 6-K.

The opinion of Mazanti-Andersen Advokatpartnerselskab, Copenhagen, Denmark. relating to the validity of the Ordinary Shares represented by the ADSs being offered is filed as Exhibit 5.1 to this Report on Form 6-K. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any sale of these securities in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Exhibits

Exhibit
No.	Description
1.1	Capital on DemandTM Sales Agreement dated October 3, 2022, between Evaxion Biotech A/S and JonesTradint Institutional Services LLC

5.1	Opinion of Mazanti-Andersen Advokatpartnerselskab

23.1	Consent of Mazanti-Andersen Advokatpartnerselskab (included Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: October 4, 2022	By:	/s/ Bo Karmark
Bo Karmark Chief Financial Officer